UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 8, 2018

(Date of earliest event reported)

YAYYO, INC.

(Exact name of issuer as specified in its charter)

Delaware	81-3028414
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

433 North Camden Drive, Suite 600

Beverly Hills, California 90210

(Full mailing address of principal executive offices)

(310) 926-2643

(Issuer’s telephone number, including area code)

ITEM 8.	CERTAIN UNREGISTERED SALES OF EQUITY SECURITIES

The information set forth under Item 9 below is incorporated herein by reference.

The Note was issued in connection with the exemption from registration provided by Rule 506(b) of Regulation D as promulgated under the Securities Act of 1933, as amended (the “Securities Act”), in that the Lender was an “accredited investor”, and the Company did not engage in any general advertisement or solicitation in connection with the purchase and sale of such securities.

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

ITEM 9.	OTHER EVENTS

On March 8, 2018, YayYo, Inc., a Delaware corporation (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with an “accredited investor” (as defined in Rule 501(a) under the Securities Act of 1933, as amended) (the “Lender”), pursuant to which the Lender purchased (i) a senior secured promissory note in the principal face amount of $6,000,000 due March 8, 2023, subject to extension (the “Note”) and (ii) a warrant to acquire up to an aggregate of 1,500,000 shares (the “Warrant Shares”) of Common Stock (defined below) of the Company (the “Warrant”) and 150,000 commitment shares of common stock, par value $0.000001 per share, (“Common Stock”) of the Company (the “Commitment Shares”) for an aggregate purchase price of $6,000,000 (the “Note Offering”) to be directed and deposited by the Lender in the Company’s Master Restricted Account (defined below). The principal balance of $6,000,000 on the Note bears interest at a rate per annum equal to LIBOR plus 100 basis points, subject to adjustment in accordance with the terms of the Note.

The Company’s obligations to repay and otherwise perform its obligations under the Note are secured by a continuing first priority lien and perfected security interest in the $6,000,000 held in the Master Restricted Account (the “Collateral”), to be held and maintained at Umpqua Bank (the “Master Restricted Account”), subject to a deposit account control agreement, dated as of March 7, 2018, by and between the Company, the Lender and Umpqua Bank (the “Controlled Account Agreement”). Subject to the terms of the Note and Controlled Account Agreement, upon the exercise of the Warrant and following the Company’s receipt of a notice by the holder of the Note electing to effect a release of cash with respect to the Collateral or at any such time that the outstanding amount of the Collateral is greater than or exceeds the principal face amount under the Note, the Lender will release a certain percentage of cash held as Collateral in the Master Restricted Account to the Company. Under the terms of the Purchase Agreement, the Company will use any proceeds received and distributed from the Master Restricted Account, if at all, for general corporate purposes.

In accordance with the Note Offering, on March 8, 2018, the Company entered into a registration rights agreement with the Lender (the “Registration Rights Agreement”), pursuant to which the Company has agreed to provide registration rights with respect to certain registrable securities, including the Warrant Shares and the Commitment Shares.

The forms of the Purchase Agreement, Warrant and Note are filed as Exhibits to this Current Report on Form 1-U, and the foregoing summaries of the terms of such documents is subject to, and qualified in its entirety by, the full text of such documents, which are incorporated herein by reference.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Circular, as such factors may be updated from time to time in our periodic filings and Offering Circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YayYo, Inc.,
a Delaware corporation

By:	/s/ Ramy El-Batrawi
Name:	Ramy El-Batrawi
Its:	Chief Executive Officer
Date:	March 15, 2018